Exhibit 3.7

THIRD AMENDMENT

TO THE

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

HERITAGE DISTILLING HOLDING COMPANY, INC.

Heritage Distilling Holding Company, Inc. (the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “DGCL”), does hereby certify:

1. The Amended and Restated Certificate of Incorporation of the Corporation is hereby amended as follows:

(a)	Section 1 of Article IV is hereby deleted and replaced in its entirety with the following:

“Section 1. The Corporation is authorized to issue two classes of stock to be designated, respectively, “Common Stock” and “Preferred Stock.” The total number of shares of capital stock that the Corporation shall have authority to issue is 75,000,000. The total number of shares of Common Stock that the Corporation is authorized to issue is 70,000,000, having a par value of $0.0001 per share, of which (a) five hundred thousand (500,000) shares shall be designated Founders Common Stock (the “Founders Common Stock”) and (b) sixty-nine million five hundred thousand shares (69,500,000) shall be General Common Stock (the “General Common Stock”). The total number of shares of Preferred Stock that the Corporation is authorized to issue is 5,000,000, having a par value of $0.0001 per share.

(b)	The title of Section 2 of Article IV is hereby deleted and replaced in its entirety with the following:

“Section 2. Equality of Common Stock Rights Generally.”

(c)	the following Section 3 shall be added after Section 2 of Article IV:

“Section 3. Preferred Stock. Shares of Preferred Stock may be issued from time to time in one or more series, each of such series to have such terms as stated or expressed herein and in the resolution or resolutions providing for the creation and issuance of such series adopted by the Board of Directors as hereinafter provided.

(a) Preferred Stock may be issued from time to time in one or more series. The Board of Directors is expressly authorized, by adopting a resolution or resolutions providing for the issuance of the shares thereof and by filing a certificate of designation relating thereto in accordance with the DGCL (a “Certificate of Designation”), to provide, out of unissued shares of Preferred Stock that have not been designated as to series, for series of Preferred Stock and, with respect to each series, to determine and fix the number of shares of such series and such voting powers, full or limited, or no voting powers, and such designations, preferences and relative participating, optional or other special rights, and qualifications, limitations or restrictions thereof, including without limitation thereof, dividend rights, conversion rights, redemption privileges and liquidation preferences, and to increase or decrease (but not below the number of shares of such series then outstanding) the number of shares of any series as shall be stated and expressed in such resolutions, all to the fullest extent now or hereafter permitted by the DGCL. Without limiting the generality of the foregoing, the resolution or resolutions providing for the creation and issuance of any series of Preferred Stock may provide that such series shall be superior or rank equally or be junior to any other series of Preferred Stock to the extent permitted by law and this Amended and Restated Certificate of Incorporation (including any Certificate of Designation). Except as otherwise required by law, holders of any series of Preferred Stock shall be entitled only to such voting rights, if any, as shall expressly be granted thereto by this Amended and Restated Certificate of Incorporation (including any Certificate of Designation). Any shares of any series of Preferred Stock purchased, exchanged, converted or otherwise acquired by the Corporation, in any manner whatsoever shall be retired and cancelled promptly after the acquisition thereof. All such shares shall upon their cancellation become authorized but unissued shares of Preferred Stock, without designation as to series, and may be reissued as part of any series of Preferred Stock created by resolution or resolutions of the Board of Directors, subject to the conditions and restrictions on issuance set forth in this Amended and Restated Certificate of Incorporation (including any Certificate of Designation) or in such resolution or resolutions.

(b) Subject to the rights of any holders of any outstanding series of Preferred Stock, the number of authorized shares of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the DGCL.”

(d)	the following Section 4 shall be added after Section 3 of Article IV:

“Section 4.  Reverse Stock Split. Effective at 11:59 p.m., Eastern Time, on May 14, 2024 (the “Reverse Split Effective Time”), every one (1) share of Common Stock issued and outstanding or held by the Corporation as treasury shares as of the Reverse Split Effective Time shall automatically, and without action on the part of the stockholders, be combined, reclassified and changed into fifty seven one-hundredths (0.57) of a validly issued, fully paid and non-assessable share of Common Stock, without effecting a change to the par value per share of Common Stock, subject to the treatment of fractional interests as described below (the “Reverse Split”). Notwithstanding the immediately preceding sentence, no fractional shares will be issued in connection with the combination effected by the preceding sentence. In lieu of any fractional shares, the Corporation will pay to stockholders of record who would otherwise be entitled to receive a fractional share because the number of shares of Common Stock they hold of record before the Reverse Split is not evenly divisible by the Reverse Split ratio cash (without interest or deduction) from the Corporation or its transfer agent in lieu of such fractional share interests in an amount equal to the product obtained by multiplying (a) the fair market value or one share of the Common Stock as determined by board or directors of the Corporation as of the date of the Effective Time, by (b) the fraction of one share owned by the stockholder. As of the Split Effective Time and thereafter, a certificate(s) representing shares of Common Stock prior to the Reverse Split is deemed to represent the number of post-Reverse Split shares into which the pre-Reverse Split shares were reclassified and combined, subject to the elimination of fractional share interests as described above. The Reverse Split shall also apply to any outstanding securities or rights convertible into, or exchangeable or exercisable for, Common Stock of the Corporation and all references to such Common Stock in agreements, arrangements, documents and plans relating thereto or any option or right to purchase or acquire shares of Common Stock shall be deemed to be references to the Common Stock or options or rights to purchase or acquire shares of Common Stock, as the case may be, after giving effect to the Reverse Split.”

2. That a resolution was duly adopted by unanimous written consent of the directors of the Corporation, pursuant to Section 242 of the DGCL, setting forth the above mentioned amendment to the Amended and Restated Certificate of Incorporation and declaring said amendment to be advisable.

3. That this amendment was duly authorized by the holders of a majority of the voting stock of the Corporation by written consent of the stockholders of the Corporation. Said amendment was duly adopted in accordance with the provisions of the DGCL.

IN WITNESS WHEREOF, this Third Amendment to the Amended and Restated Certificate of Incorporation has been signed by the Chief Executive Officer of the Corporation this 13th day of May, 2024.

HERITAGE DISTILLING HOLDING COMPANY, INC.

By:
Name:	Justin Stiefel
Title:	Chief Executive Officer